MEMORANDUM
TO:	Keith Gregory U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel
DATE:	February 19, 2015
SUBJECT:
Response to Comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on January 16, 2015 relating to the merger of the Curian Guidance – International Growth Fund into the Curian Guidance – Growth Fund, each a series of the Curian Variable Series Trust ("Registrant")
File No:  333-201578

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments to the Registration Statement received via telephone on February 11, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	Proxy Cards

a.
For the Proxy Cards, please bold or highlight the text that states, "Unless indicated to the contrary, this voting instruction card shall be deemed to be instructions to vote "FOR" the proposals specified on the reverse side."

RESPONSE: The Registrant notes that the referenced text has been updated since the preliminary filing to state, "If this voting instruction card is not marked to indicate voting instructions but is signed, dated and returned, it will be treated as an instruction to vote the shares in favor of the proposal specified on the reverse side."  The Registrant confirms that this text has been bolded on the Proxy Cards, as required.

2.	General Comments

a.	Please confirm that all blank tables, charts, outstanding shares and other information will be completed in the final Registration Statement.

RESPONSE:The Registrant confirms that information will be provided for all blank items in the definitive N-14 filings.

b.	Please update all references throughout the document of "Information Statement" and change them to "Proxy Statement" so as not to cause confusion to shareholders.

RESPONSE:The Registrant has updated, in all places where appropriate, the references to "Information Statement" and changed them to "Contract Owner Voting Instructions."

c.
On Page (i) of the Information Statement section, in the first sentence of the last paragraph that states in part, "The number of Shares held in the investment division of a Separate Account corresponding to the Acquired Fund for which a Contract Owner may provide voting instructions was determined as of the Record Date by dividing (i) a Contract's account value (minus any Contract indebtedness) allocable to

225 West Wacker Dr., Suite 1200 Chicago, IL 60606 Phone: (312) 730-9721 Fax: (312) 236-3911 email: diana.gonzalez@jackson.com that investment division…" please confirm that the statement "minus any Contract indebtedness" is correct.

RESPONSE: The Registrant confirms that the statement "minus any Contract indebtedness" is accurate.

d.	Under the "Summary" section and in all other places throughout the document, where applicable, please confirm the language that references "direct or indirect" holders of the Acquired Fund's shares.

RESPONSE: The Registrant has updated the reference to "direct or indirect" holders to state as follows:

In considering whether to approve the proposal ("Proposal"), you should review the Proposal for the Acquired Fund in which you were ~~a direct or indirect holder~~ invested on the Record Date (as defined under "Voting Information").

The Registrant also confirms that there are no other similar updates that need to be made throughout the document.

e.	For the ease of understanding and to avoid confusion for investors, please consider defining "Shareholder" to include "Contract Owner."

RESPONSE: The Registrant respectfully declines this request.  The terms "Shareholder" and "Contract Owner" have distinct legal meanings, and the Registrant believes that it would be misleading to use "Shareholder" in place of "Contract Owner."

f.
On Page 2, under the first bullet, please consider whether it is more applicable to state that "The Funds have somewhat similar investment policies." The Staff notes that the Acquired Fund invests primarily in international equity and fixed income underlying funds, however, the Acquiring Fund investments primarily in international and domestic equity underlying funds.

RESPONSE: The Registrant has made the requested change.
g.	Please consider whether the presentation of the risks in the "Comparison of Principal Risk Factors" section is appropriate and not misleading.
RESPONSE: The Registrant believes that the presentation of the risk in this section is appropriate and not misleading because it clearly states that it is presenting the principal risks of investing in the funds.  The Registrant has added an asterisk after the chart to provide further clarification, as follows:

* The above chart reflects only the principal risks of investing in both the Acquired Fund and the Acquiring Fund.  For additional information about each principal risk and other applicable risks, see Appendix B.

h.
On Page 2, under the third bullet point please highlight the fact that certain risks of the Acquiring Fund will or may result in an increased risk profile when compared to the Acquired Fund; for example, frontier market countries risk, micro-cap company risk, precious metal related securities risk, and short sales risk.

RESPONSE: The Registrant has updated the referenced language as follows:

•
The Funds also have some similarities in their risk profiles, although there are differences of which you should be aware.  Each Fund's principal risks include allocation risk, commodity risk, counterparty risk, credit risk, currency risk, derivatives risk, emerging markets risk, equity securities risk, fixed income risk, foreign regulatory risk, foreign securities risk, interest rate risk, liquidity risk, managed portfolio risk, market risk, non-diversification risk, real estate investment risk, sovereign debt risk, and Underlying Funds risk.  The International Growth Fund, however, also is subject to bonds risk, while the Growth Fund generally is not.  In addition, the principal risks of investing in the Growth Fund also include frontier market countries risk, micro-cap company risk, precious metal related securities risk, and short sales risk, which are not principal

225 West Wacker Dr., Suite 1200 Chicago, IL 60606 Phone: (312) 730-9721 Fax: (312) 236-3911 email: diana.gonzalez@jackson.com risks of investing in the International Growth Fund, and may result in an increased risk profile with respect to these types of investments. For a detailed comparison of each Fund's risks, see "Comparison of Principal Risk Factors" below.

i.
On Page 2, under the fourth bullet point, please clarify that the terms of the current Curian Capital and proposed JNAM investment advisory agreements will be identical, including all fees and expenses.

RESPONSE: The Registrant has updated the language, as follows:

•
Curian Capital, LLC ("Curian Capital" or the "Adviser") currently serves as the investment adviser and administrator for each Fund.  However, if a proposal to change investment advisers from Curian Capital to Jackson National Asset Management, LLC ("JNAM") is approved by shareholders via a separate proxy, then JNAM will manage and administer the Growth Fund after the Reorganization.  There will be no change to the investment strategy of the Acquiring Fund as a result of the investment adviser change, and the terms of the Investment Advisory and Management Agreement with JNAM will be identical to the terms of the current Curian Capital Investment Advisory and Management Agreement.  Curian Capital and JNAM have both received separate exemptive orders from the SEC that generally permit Curian Capital, JNAM, and the Trust's Board of Trustees to appoint, dismiss and replace each Fund's sub-adviser(s) and to amend the advisory agreements between Curian Capital or JNAM, as the case may be, and the sub-adviser(s) without, obtaining shareholder approval.  However, any amendment to an advisory agreement between Curian Capital or JNAM, as the case may be, and the Trust that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  Currently, neither Fund employs a sub-adviser.  For a detailed description of the Adviser, please see "Additional Information about the Acquiring Fund - The Adviser" below.

j.	Please update the net asset numbers provided on Page 2 to reflect December 31, 2014 instead of June 30, 2014 figures.

RESPONSE: The Registrant respectfully declines this request.  As discussed more fully in response to comment 1.n. below, the information regarding the net assets and the total annual fund operating expense ratios of each Fund presented on pages 1 and 2 are consistent with the requirements of Forms N-1A and N-14, and Regulation S-X under the Securities Act of 1933, as amended ("1933 Act").

k.	On Page 3, under the first bullet point, please disclose that the federal tax consequences to the contract owners are expected to be tax-free.

RESPONSE: The Registrant has updated the language, as follows:

•
Shareholders of the International Growth Fund will receive shares of the Growth Fund pursuant to the Reorganization.  Shareholders will not pay any sales charges in connection with the Reorganization.  The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code.  Please see "Comparative Fee and Expense Tables," "Additional Information about the Reorganization" and "Additional Information about the Acquiring Fund" below for more information.

l.	On Page 3, in the "Annual Operating Expense" table, please confirm that the Total Annual Fund Operating Expenses amount of 1.38% is accurate.

RESPONSE: The Registrant confirms that 1.38% is accurate. However, the Registrant has updated the table to reflect the reduction in administrative fees for "Other Expenses" in the table as per comments given by the Commission Staff on other N-14s, as follows:

225 West Wacker Dr., Suite 1200 Chicago, IL 60606 Phone: (312) 730-9721 Fax: (312) 236-3911 email: diana.gonzalez@jackson.com

	International Growth Fund	Growth Fund	Pro Forma Growth Fund (assuming expected operating expenses if the Reorganization is approved)
Management Fee	0.15%	0.15%	0.15%
Other Expenses[2]	0.~~12~~07%	0.~~12~~07%	0.07%[4]
Acquired Fund Fees and Expenses[3]	1.31%	1.16%	1.16%
Total Annual Fund Operating Expenses	1.5~~8~~1%	1.38%	1.38%

m.
On Page 3, please explain why Curian Capital will continue to receive an administrative fee from the fund as stated in Footnote 2 to the annual operating expenses table or consider removing this Footnote.

RESPONSE: The Registrant has updated the Footnote as follows:

2  "Other Expenses" for the International Growth Fund and the Growth Fund includes an Administrative Fee of 0.10% which is payable to the investment adviser~~Curian Capital~~.

n.
On Page 3, please update the amounts listed in the annual operating expenses table and example examples table to reflect year-ended December 31, 2014 numbers as opposed to December 31, 2013. Please also consider whether the footnotes remain relevant after the update.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes that presenting fee tables as of December 31, 2013 complies with the requirements of Form N-14 and Form N-1A because the initial filing was made within 60 days after the end of the Registrant's fiscal year (December 31) and audited financial statements for the most recent fiscal year are not yet available.

Form N-14 requires "a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed" by Item 3 of Form N-1A.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant "base the percentages of "Annual Fund Operating Expenses" on amounts incurred during the Fund's most recent fiscal year."  For the purposes of Form N-1A, the presentation of "amounts incurred during the Fund's most recent fiscal year" is linked to the fund's financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(d)(i) states that "the amount of expenses deducted from the Fund's assets are the amounts shown as expenses in the Fund's statement of operations."  Thus, the annual fund operating expense ratios presented in the fee tables should be based upon and correspond to amounts that appear in the Fund's statement of operations.  Regulation S-X under the 1933 Act sets forth the requirements for the content of financial statements and provides instructions regarding the timeliness of financial statements included in filings.  Rule 3-18(b) of Regulation S-X states that "if the filing is made within 60 days after the end of the registrant's fiscal year and audited financial statements for the most recent fiscal year are not available, … the statements of operations … shall be provided for the preceding fiscal year."  Because the initial registration statement on Form N-14 was filed within 60 days after the end of the Registrant's fiscal year and audited financial statements for the most recent fiscal year are not yet available, the Registrant's filing on Form N-14 includes a statement of operations for the Funds for the fiscal year ended December 31, 2013.  The fee tables presented in the proxy statement/prospectus under Form N-14 correspond to this statement of operations as contemplated by Form N-1A.1  Accordingly, the Registrant believes the fee tables presenting annual fund operating expense ratios as of December 31, 2013 comply with the requirements of Form N-14 and Form N-1A.

1 The Registrant also has filed an interim statement of operations as required by Rule 3-18(b) of Regulation S-X.  Although this interim statement of operations provides information regarding the expenses incurred by the Funds during fiscal year 2014, the information covers only the first six months of the fiscal year.  The Registrant does not believe that annualizing such information is required by Form N-14 or Form N-1A.

225 West Wacker Dr., Suite 1200 Chicago, IL 60606 Phone: (312) 730-9721 Fax: (312) 236-3911 email: diana.gonzalez@jackson.com

The Registrant also would like to note that this analysis results in disclosure in the proxy statement/prospectus under Form N-14 regarding the Acquiring Fund that is consistent with the disclosure an investor would receive in the prospectus for the Acquiring Fund under Form N-1A, if such an investor were making an independent investment decision regarding the Acquiring Fund at this same point in time.  As a result, a contract owner invested in the Acquired Fund is receiving information regarding the annual fund operating expense ratios that is no different than the information that would be provided to an investor making an investment decision regarding the Acquiring Fund unrelated to the proposed reorganization.

o.
On Page 4, under the section entitled, "Comparative Fee and Expense Tables," please clarify in Footnote 4 whether the reduction in the Administrative Fee will occur whether or not the change in investment advisers from Curian Capital, LLC to Jackson National Asset Management, LLC is approved by shareholders.  Please similarly clarify in Footnote 4 whether the reduction will occur if the Reorganization is not approved by Contract Owners.

RESPONSE: The Registrant has updated the footnote, as follows:

4  In conjunction with the separate proposal to change investment advisers, the Board approved a reduction of 5 basis points in the Administrative Fee at its January 8, 2015 Special Board Meeting. This reduction will occur whether or not the Reorganization is approved by shareholders, but is contingent upon shareholder approval of the investment adviser change from Curian Capital to JNAM.

p.
On Page 4, under the section entitled, "Comparative Fee and Expense Tables," please update the portfolio turnover percentage to reflect a percentage as of December 31, 2014 as opposed to June 30, 2014.

RESPONSE: The Registrant respectfully declines this request.  Portfolio turnover rates as of December 31, 2014 are not yet available.  In addition, the Registrant believes that providing portfolio turnover rates for the Funds for the six-months ended June 30, 2014 provides investors with meaningful disclosure consistent with that presented in the Funds' most recent shareholder reports.

q.
On the top of Page 4, under "Comparison of Investment Adviser," please update the language that follows the asterisk to state that the investment adviser change is subject to approval of each Fund's shareholders as opposed to stating that it is subject to approval of the Trust's shareholders. Please make confirming changes throughout the registration statement, as applicable.

RESPONSE: The Registrant has updated the referenced language to reflect that the investment adviser change is subject to the approval of each Fund's shareholders, as follows:

*Although it is being proposed that Jackson National Asset Management, LLC become investment adviser to the Funds, subject to approval of ~~the Trust~~ each Fund's shareholders, with such change to become effective on April 27, 2015.

The Registrant has confirms that the conforming changes have been made throughout the registration statements, as applicable.

r.	On Page 9, please update the performance bar charts to reflect the same scale for ease of comparison.

RESPONSE: The Registrant has made the requested change.

225 West Wacker Dr., Suite 1200 Chicago, IL 60606 Phone: (312) 730-9721 Fax: (312) 236-3911 email: diana.gonzalez@jackson.com

s.	On Page 10, under the "Capitalization" section, please revise the table to show the current capitalization of each Fund per Item 4b of Form N-14.

RESPONSE: The Registrant respectfully declines this request.  As discussed more fully in response to comment 1.n. above, the information regarding the net assets of each Fund presented in the "Capitalization" section is consistent with the requirements of Forms N-1A and N-14, and Regulation S-X under the Securities Act of 1933, as amended ("1933 Act"). In particular, the presentation of the capitalization tables is consistent with the preparation of the interim statement of operations required by Rule 3-18(b) of Regulation S-X.

t.
As per Item 4(b)(2), Instruction 2(b) of Form N-1A, in all places where a secondary benchmark is included, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

RESPONSE: The Registrant has made the requested change.  The narrative explanation accompanying the bar chart and table now states:

The performance information shown below provides some indication of the risks of investing in each Fund by showing changes in the Funds' performance from year to year and by showing how each Fund's average annual returns compared with those of broad-based securities market indices and a composite index which have investment characteristics similar to those of the Fund. Past performance is not an indication of future performance.

u.	Please consider revising the footnotes to the Average Annual Total Return tables so that they are written in plain English or consider deleting those footnotes.

RESPONSE: The Registrant has updated the first footnote, as follows:

Credit Suisse Hedge Fund Index ~~since inception annualized return~~ data is only available for monthly periods. The Index's ~~since inception~~ annualized return data ~~for the Index~~ for the "Life of Fund" period begins on February 29, 2012, the closest available date to the Fund's inception. The Fund's performance for the period beginning on February 29, 2012 was 2.83%.

v.
On Pages 9 and 10 for the Average Annual Total Returns charts, please include the parenthetical required under Item 4(b)(2) of Form N-1A that states that the index "reflects no deduction for fees, expenses or taxes" in all places, where appropriate.

RESPONSE: The Registrant has added the parenthetical required under Item 4(b)(2) of Form N-1A for all indices included in the Average Annual Total Return charts, as appropriate.

w.
On Page 10, in the "Capitalization" section, if the repositioning costs of the proposed merger will be material, please disclose the materiality of those costs including the fact that such costs will be borne by shareholders of the Funds.

RESPONSE: The Registrant confirms that the repositioning and/or transition costs of the proposed merger will not be material.

x.
On Pages 11 and 12, under "Board Considerations," please (1) clarify the types of materials that the Board considered and (2) disclose any negative aspects of the reorganization that the Board considered.

RESPONSE:  (1) The Registrant has revised the first sentence of the "Board Considerations" section as follows:

At meetings of the Trust's Board of Trustees held on January 4 and January 8, 2015, the Trustees, all of whom are not "interested persons" (as that term is defined in the 1940 Act) of the Trust ("Independent

225 West Wacker Dr., Suite 1200 Chicago, IL 60606 Phone: (312) 730-9721 Fax: (312) 236-3911 email: diana.gonzalez@jackson.com

Trustees"), considered written memoranda and other supporting materials and discussed the potential benefits to the shareholders of the Acquired Fund under the proposed Reorganization.

(2) The Registrant refers the Commission Staff to the "Board Considerations" section, which discusses all of the factors considered by the Board, including those that might be viewed as not supporting the Reorganization.

y.	On Page 14, under "Contingency Plan," please consider rewording this section.

RESPONSE: The Registrant has made the requested change.  The disclosure now states:

If the Reorganization is not approved by shareholders, the Funds will continue to operate as they currently do and the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in the Funds.

z.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Because the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

3.	Part C Comments

a.	Please update Exhibit 12 under Part C to reflect that the Tax Opinion of Counsel will be filed by amendment.

RESPONSE:The Registrant respectfully advises the Commission Staff that "Not Applicable" was inadvertently included and that the Opinion and Consent of Counsel regarding tax matters and consequences to shareholders, which is referenced in other parts of the Registration Statement (including the undertaking in Item 17 of Part C), will be filed by amendment.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com

February 19, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alison White

Re:	Curian Variable Series Trust
File Nos: 333-201578 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced proxy statement effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filing effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filing; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

Diana R. Gonzalez
Assistant Vice President